Exhibit 99.5

CORPORATE GOVERNANCE STATEMENT
In accordance with the Dutch Decree on requirements of the management report (Besluit inhoud bestuursverslag) (the Decree), Stellantis N.V. (the Company) publishes this statement relating to corporate governance as part of the annual report of the board of directors of the Company for 2023 (the Annual Report). As permitted by Article 2a of the Decree, the Company has opted to publish its corporate governance statement by posting it on the website (www.stellantis.com). For the statement in this declaration as stipulated in Articles 3, 3a and 3b of the Decree reference is made to the relevant pages in the Annual Report. The following statements are deemed to be included and repeated herein:
•the statement relating to the compliance with the principles and best practices of the Dutch Corporate Governance Code (the Code), including the motivated deviation of the compliance of the Code, can be found on page 158 of the Annual Report in the chapter “Corporate Governance”;
•the statement concerning the most important characteristics of the control and risk management systems in relation to the process of the financial accounting of the Company and the group, can be found on page 95 of the Annual Report;
•the statement about the functioning of the general meeting of shareholders and the most important powers thereof as well as the rights of shareholders and how these may be executed, can be found on page 146 of the Annual Report in the chapter “Corporate Governance”;
•the statement regarding the composition and functioning of the board of directors can be found on page 121 of the Annual Report in the chapter “Corporate Governance”;
•the statement regarding the diversity and inclusion policy applied in respect of the composition of the board of directors can be found on page 157 of the Annual Report in the chapter “Corporate Governance”;
•the statement in accordance with Decree Article 10 EU-Directive on Take-overs (Besluit artikel 10 overnamerichtlijn) can be found on page 398 of the Annual Report.

Stellantis N.V., March 4, 2024